NEWS RELEASE
TSX: ELD NYSE: EGO	September 28, 2018

Eldorado Gold Provides Q3 2018 Conference Call Details and Corporate Update

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) provides the following updates.

Q3 2018 Financial and Operational Results

Eldorado Gold will release its Q3 2018 Financial and Operational Results after the market closes on Thursday, October 25, 2018 and will host a conference call on Friday, October 26, 2018 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until November 30, 2018)
Date:	Friday October 26, 2018	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	4677 738
Toll free:	1 888 231 8191

Senior Management Update

Further to the Company’s announcement on July 11, 2018, Philip Yee joined Eldorado as Executive Vice President and Chief Financial Officer on September 24, 2018. Charles Parker, Acting CFO, will resume his role as Corporate Controller. The Company wishes to thank Charlie for his hard work in managing Eldorado’s Finance department in recent months.

New York Stock Exchange Minimum Share Price Requirement

New York Stock Exchange (“NYSE”) regulations stipulate that listed issuers must maintain a minimum average closing share price of US$1.00 per share calculated over a period of 30 consecutive trading days. Eldorado received notice from the NYSE that the Company was below criteria regarding this requirement on April 18, 2018 and again on September 11, 2018. The Company sought and received shareholder approval at its Annual and Special Meeting on June 21, 2018, to amend the Company’s articles to allow for the implementation of a share consolidation with a ratio of 5-for-1, prior to December 31, 2018.

The Board will review the merits of a share consolidation, taking into consideration the best interests of the Company, its trading price and the requirements of the New York Stock Exchange.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to the proposed share consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information in this this release. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.353.8166
louiseb@eldoradogold.com

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